UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

SEC File Number: 001-36352

CUSIP Number: 00972D105

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

Akebia Therapeutics, Inc.

(Full name of registrant)

N/A

(Former name if applicable)

245 First Street

(Address of principal executive office (Street and number))

Cambridge, Massachusetts 02142

(City, state and zip code)

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20 F, Form 11 K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Akebia Therapeutics, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for its fiscal year ended December 31, 2018 (the “Annual Report”). The Company has determined that it is unable to file its Annual Report within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

The Company completed a business combination with Keryx Biopharmaceuticals, Inc. on December 12, 2018 (the “Merger”). As a result of the Merger, the Company requires additional time to complete its purchase accounting and the Merger-related disclosures required in its Annual Report. Due to the reasons described above, the Company could not have timely filed the Annual Report without unreasonable effort or expense, and the Annual Report will be filed no later than the fifteenth calendar day following March 18, 2019.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Nicole R. Hadas Senior Vice President, Chief Legal Officer and Secretary	(617) 871-2098
(Name)	(Telephone number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the Merger, the Company anticipates that there will be material additions to the Company’s balance sheet as of December 31, 2018 compared to December 31, 2017 and an increase in revenue and a change in the results of operations for the year ended December 31, 2018 compared to the revenue and results of operations for the year ended December 31, 2017. Until the audit of the Company’s financial statements for the year ended December 31, 2018 is complete, please refer to the Company’s earnings release furnished on Form 8-K filed with the U.S. Securities and Exchange Commission on March 18, 2019 for more information.

Akebia Therapeutics, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 19, 2019	By:	/s/ John. P. Butler
	Name:	John P. Butler
	Title:	President and Chief Executive Officer